UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INSPERITY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

45778Q107

(CUSIP Number of Class of Securities)

Daniel D. Herink Senior Vice President, Legal, General Counsel and Secretary Insperity, Inc. 19001 Crescent Springs Drive Kingwood, Texas 77339-3802 (281) 358-8986

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1796

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$50,000,000	$6,820

(1)	This amount is based on the offer to purchase for not more than $50,000,000 in aggregate of up to 1,851,851 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $27.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,820	Filing Party: Insperity, Inc.
Form or Registration No.: Schedule TO (No. 005-48651)	Date Filed: November 26, 2012

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Insperity, Inc., a Delaware corporation (“Insperity” or the “Company”), on November 26, 2012, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on November 29, 2012 and Amendment No. 2 to the Schedule TO filed with the SEC on December 5, 2012 (collectively, the “Schedule TO”), in connection with Insperity’s offer to purchase, for not more than $50 million in cash, shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $27.00 nor greater than $31.00 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated November 26, 2012 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO, which, as they may be amended or supplemented from time to time, constitute the “Tender Offer.”

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Amendments to Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The front cover page is hereby amended by adding the following text at the end of the second paragraph:

Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $27.00 per share, the minimum Purchase Price under the Offer, the approximate number of shares that will be purchased under the Offer is 1,851,851. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $31.00 per share, the maximum Purchase Price under the Offer, the approximate number of shares that will be purchased under the Offer is 1,612,903.

2.	The fourth paragraph on the first page under the caption “Important” is hereby amended and restated in its entirety as follows:

We are not making the Offer to, and will not accept any tendered shares from, stockholders in any U.S. state where we are prohibited from making the Offer by administrative or judicial action pursuant to a state statute after our good faith effort to comply with such statute.

3.	The fourth bullet under “Summary Term Sheet—What are the conditions to the Offer? ” is hereby amended to delete therefrom the phrase “, or limitation on prices for,”.

4.	The seventh bullet under “Summary Term Sheet—What are the conditions to the Offer? ” is hereby amended and restated in its entirety as follows:

•

no change, condition, event or development, or any condition, event or development involving a prospective change, occurs, is discovered, or is threatened relating to (i) general political, market, economic, financial or industry conditions in the United States or (ii) our business, general affairs, management, financial position, stockholders equity, income, results of operations, properties, assets, liabilities, condition (financial or otherwise), income, operations, licenses, permits, or prospects or in ownership of our shares, which in our reasonable judgment is or may be materially adverse to us;

5.	The first sub-bullet under the fourth bullet under “Section 7—Conditions of the Offer” is hereby amended to delete therefrom the phrase “, or limitation on prices for,”.

6.	The fourth sub-bullet under the fourth bullet under “Section 7—Conditions of the Offer” is hereby amended and restated in its entirety as follows:

•

any change, condition, event or development, or any condition, event or development involving a prospective change, occurs, is discovered, or is threatened relating to (i) general political, market, economic, financial or industry conditions in the United States or (ii) our business, general affairs, management, financial position, stockholders equity, income, results of operations, properties, assets, liabilities, condition (financial or otherwise), income, operations, licenses, franchises, permits, or prospects or in ownership of our shares, which in our reasonable judgment is or may be materially adverse to us; or

7.	The second and third sentences of the first paragraph under “Section 17—Miscellaneous” are hereby amended and restated in their entirety as follows:

If we become aware of any U.S. state where we are prohibited from making the Offer by administrative or judicial action pursuant to a state statute, we will make a good faith effort to comply with such statute. If, after such good faith effort, we cannot comply with the applicable statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such U.S. state.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSPERITY, INC.

Date: December 11, 2012	By:	/s/ Daniel D. Herink
Daniel D. Herink
Senior Vice President of Legal, General Counsel and Secretary